Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Nxu, Inc. on Form S-4 (No. 333-) to be filed on or about November 8, 2024 of our report dated July 15, 2024, on our audit of the financial statements of Verde Bioresins, Inc. (the “Company”) as of December 31, 2023 and 2022 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

November 8, 2024